April 30, 2019

Chaslav Radovich
Chief Executive Officer
Centaurus Diamond Technologies, Inc.
1000 W. Bonanza Rd.
Las Vegas, Nevada 89106

       Re: Centaurus Diamond Technologies, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2018
           Filed December 4, 2018
           File No. 000-53286

Dear Mr. Radovich:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining